TERYL RESOURCES CORP.
#240 – 11780 Hammersmith Way
Richmond, BC V7A 5E9
Phone: 604-278-5996      Fax: 604-278-3409
Toll Free: 800-665-4616
www.terylresources.com

N E W S R E L E A S E

Teryl Resources Corp.
(the “Company”)

TSX Venture Exchange: TRC
Pink Sheet Symbol: TRYLF

TERYL RESOURCES CORP. RECEIVES ADDITIONAL
ASSAYS ON THE GOLD HILL PROPERTY, BISBEE, ARIZONA

For Immediate Release: February 20, 2007. Vancouver, BC – Teryl Resources Corp. (TSX Venture Exchange: TRC, Pink Sheet Symbol: TRYLF) has received additional assays from Thomas A. Parkhill, Geologist, on the Gold Hill prospect from 16 rock samples, of which four samples exceeded 0.8% copper, which is required for the current mined porphyry deposits in the Bisbee area. Results are as follows:

Sec 32          –    1 - 2.17% Cu
Em                –    1 - 0.88% Cu
Paris             –    1 - 1.07% Cu
St. Elmo       –    2.54% Cu

Thomas A. Parkhill, states, “The above Gold Hill project results were well within mineable ore grades, I recommend additional sampling, a detailed geological map of the area, I.P. and aeromagnetic survey to determine structure features of the area. Drill up to three core holes to determine the rock type, grade of mineralization, structure, minerals present and depth of mineralization in the subsurface.”

John Robertson, President of Teryl Resources Corp., states, “The Gold Hill project is an area which may have the potential to be developed into a potential lode type copper deposit. The Gold Hill (Bisbee) mining district includes Phelps Dodge Corp.’s Lavender Pit, which has been a significant producer of copper (8 billion lbs) and 3 million ounces of gold.”

ABOUT TERYL RESOURCES CORP.

Teryl Resources Corp. is one of the main landowners in the Fairbanks Mining District, Alaska. The Gil project is a joint venture (80% Kinross/20% Teryl) with Kinross Gold Corporation (TSX: K; NYSE: KGC). The Company’s holdings also include the Fish Creek Claims, 50% optioned from Linux Gold Corp. (OTC BB: LNXGF), and the Stepovich Claims, where Teryl has a 10% net profit interest from Kinross. The Company also has a 100%-interest in the West Ridge property.

Teryl Resources Corp. has an agreement on seven patented claim blocks, consisting of 248 acres, in the Warren Mining District, Cochise County, Arizona. The seven patented claim blocks are called the Gold Hill prospect, which includes the Old Gold Hill, Superior, and Baston mines. The Gold Hill copper, gold, and silver property is four miles west of the Copper Queen/Lavender Pit mine, one of the richest copper mines in history, owned by Phelps Dodge Corporation, which has produced 75 million tons of ore from 1954 to 1970.

Teryl Resources Corp. also has one joint venture silver prospect located in Northern BC, Canada.

Teryl Resources Corp. has revenue from oil and gas projects in Texas and Kentucky. For further information visit the Company’s website at http://www.terylresources.com.

ON BEHALF OF THE BOARD OF DIRECTORS

“John Robertson”

John Robertson
President

Contact:	John Robertson
800-665-4616

The TSX Venture Exchange has neither approved nor disapproved of the information contained herein.

Forward-Looking Statements
Statements in this press release regarding Teryl’s business which are not historical facts are “forward-looking statements” that involve risks and uncertainties, such as estimates and statements that describe the Company's future plans, objectives or goals, including words to the effect that the Company or management expects a stated condition or result to occur. Since forward-looking statements address future events and conditions, by their very nature, they involve inherent risks and uncertainties. Actual results in each case could differ materially from those currently anticipated in such statements.